UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)
Global Telecom & Technology, Inc.
(Name of Issuer)
Common stock, $0.0001 par value per share
(Title of Class of Securities)
378979108
(CUSIP Number)
Simon M. Lorne, Esq.
Millennium Management LLC
666 Fifth Avenue, 8th Floor
New York, New York 10103
(212) 841-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 31, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

CUSIP No.	378979108	SCHEDULE 13D/A	Page	2	of	13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,955,125 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,955,125 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,955,125 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	378979108	SCHEDULE 13D/A	Page	3	of	13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millenco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,000 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

17,000 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,000 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, BD

CUSIP No.	378979108	SCHEDULE 13D/A	Page	4	of	13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management LLC 13-3804139

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,972,125 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,972,125 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,972,125 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	378979108	SCHEDULE 13D/A	Page	5	of	13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,972,125 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,972,125 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,972,125 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.: 378979108	SCHEDULE 13D/A	Page 6 of 13
Explanatory Note
           This Amendment No. 1 to Schedule 13D (“Amendment No. 1 to Schedule 13D”) amends and restates the Schedule 13D filed on October 25, 2006 (“Schedule 13D”) by Millenco LLC, Millennium Management LLC and Israel A. Englander, relating to their beneficial ownership of the Common Stock, par value $0.0001 per share (the “Common Stock”) of Global Telecom & Technology, Inc., a Delaware corporation (the “Issuer”).
          This Amendment No. 1 to Schedule 13D is being filed to (i) reflect the transfer of 20,100 shares of the Issuer’s Common Stock and 1,935,025 warrants to purchase the Issuer’s Common Stock (“Warrants”) consisting of: 654,100 Class W Warrants (“Class W Warrants”) and 1,280,925 Class Z Warrants (“Class Z Warrants”) held by Millenco LLC to Integrated Core Strategies (US) LLC, each of which is wholly-owned by the same entity. As a result of this transfer, Integrated Core Strategies (US) LLC is now the beneficial owner of the above-described shares of the Issuer’s Common Stock; and (ii) to report other changes as set forth in this filing.
Item 1. Security and Issuer.
     The name of the Issuer is Global Telecom & Technology, Inc. The address of the Issuer’s offices is 8484 Westpark Drive, Suite 720, McLean, Virginia 22102. This Amendment No. 1 to Schedule 13D relates to the Issuer’s Common Stock.
Item 2. Identity and Background.
     (a)-(c), (f). This statement is being filed by Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), and Millenco LLC, a Delaware limited liability company, formerly known as Millenco, L.P., a Delaware limited partnership (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.
          Integrated Holding Group LP, a Delaware limited partnership (“Integrated Holding Group”) is the managing member and 100% shareholder of Integrated Core Strategies, and consequently may be deemed to have voting control and investment discretion over securities owned by Integrated Core Strategies. Millennium Management LLC, a Delaware limited liability company (“Millennium Management”) is the general partner of Integrated Holding Group and the manager of Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned deemed to be owned by Integrated Holding Group or securities owned by Millenco, as the case may be. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Integrated Core Strategies or Millenco, as the case may be. Integrated Core Strategies, Millenco, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons (“Reporting Persons”) in this Amendment No. 1 to Schedule 13D.

CUSIP No.: 378979108	SCHEDULE 13D/A	Page 7 of 13
     The business address for Integrated Core Strategies, Millenco, Millennium Management and Mr. Englander is 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.
     (d). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e). On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.
     Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the “Exchange Act”), and prophylactic relief.
Item 3. Source and Amount of Funds or Other Consideration.
     As previously disclosed in the Schedule 13D, the amount of funds used by Millenco to purchase the beneficially owned shares in the transactions giving rise to this Amendment No. 1 to Schedule 13D was approximately $986,000 calculated on an average cost basis (excluding brokerage commissions) by account. Millenco and Integrated Core Strategies effect purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Millenco and Integrated Core Strategies as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.
Item 4. Purpose of Transaction.
     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions

CUSIP No.: 378979108	SCHEDULE 13D/A	Page 8 of 13
with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.
     The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.
     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP No.: 378979108	SCHEDULE 13D/A	Page 9 of 13
Item 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, Integrated Core Strategies is the beneficial owner of 1,955,025 shares of the Issuer’s Common Stock: (i) 20,000 shares of Common Stock; (ii) 654,100 Class W Warrants (“Class W Warrants”); and (iii) 1,280,925 Class Z Warrants (“Class Z Warrants”). Also as of the date hereof, Millenco may be deemed to be the beneficial owner of 17,000 shares of Common Stock. Each Class W Warrant and Class Z Warrant entitles the holder to purchase one share of the Issuer’s Common Stock at a price of $5.00 per share. The Class W Warrants will expire on April 10, 2010, or earlier upon redemption, while the Class Z Warrants will expire on April 10, 2012, or earlier upon redemption. In addition, as of October 16, 2006, the Class B Common Stock of the Issuer automatically converted to Common Stock. Thus, in aggregate, Millenco may be deemed to be the beneficial owner of 17,000 shares of Common Stock, which represents approximately 0.1% of the outstanding shares of Common Stock. Also, Integrated Core Strategies may be deemed the beneficial owner of 1,955,125 shares of Common Stock, with represents 11.6%. Millennium Management, as the general partner of the managing member of Integrated Core Strategies and as the manager of Millenco, may also be deemed to beneficially own the 1,972,125 shares of Common Stock beneficially owned by Integrated Core Strategies and Millenco, which represents 11.7%. The calculations of the foregoing percentages are on the basis of approximately 14,959,715 of the Issuer’s Common Stock outstanding as of August 12, 2008, as per the Issuer’s Form 10-Q, dated August 12, 2008.
     Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 1,972,125 shares of Common Stock beneficially owned by Integrated Core Strategies or Millenco.
     The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Integrated Core Strategies or Millenco, as the case may be.
     (b) Mr. Englander may be deemed to hold shared power to vote and to dispose of the 1,972,125 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.
     (c) Transactions in the Issuer’s Common Stock, Class W Warrants and Class Z Warrants during the past 60 days: As described above, 20,100 shares of Common Stock and 1,935,025 Warrants to purchase the Issuer’s Common Stock were transferred from Millenco to Integrated Core Strategies, each of which is wholly-owned by the same entity. No other transactions were effected by any of the Reporting Persons during the past 60 days.

CUSIP No.: 378979108	SCHEDULE 13D/A	Page 10 of 13
     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.
     (e)  On October 31, 2008, Millenco ceased to beneficially own in excess of five percent of the Issuer’s Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in Integrated Core Strategies’ and Millenco’s account to the extent permitted by debit balances in such account. Integrated Core Strategies and Millenco generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Integrated Core Strategies, Millenco, or their prime brokers may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.
     There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7. Material to Be Filed as Exhibits.
     Exhibit I: Joint Filing Agreement, dated as of November 4, 2008, by and among Integrated Core Strategies (US) LLC, Millenco LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.: 378979108	SCHEDULE 13D/A	Page 11 of 13
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 4, 2008

INTEGRATED CORE STRATEGIES (US) LLC
By:	Integrated Holding Group LP,
its managing member

By:	Millennium Management LLC,
its general partner

By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

MILLENCO LLC
By:	/s/ Mark Meskin
	Name:	Mark Meskin
	Title:	Chief Operating Officer

MILLENNIUM MANAGEMENT LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

/s/ Israel A. Englander by Simon Lorne pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No.: 378979108	SCHEDULE 13D/A	Page 12 of 13
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, $0.0001 par value per share, of Global Telecom & Technology, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 4, 2008

INTEGRATED CORE STRATEGIES (US) LLC
By:	Integrated Holding Group LP,
its managing member

By:	Millennium Management LLC,
its general partner

By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

MILLENCO LLC
By:	/s/ Mark Meskin
	Name:	Mark Meskin
	Title:	Chief Operating Officer

MILLENNIUM MANAGEMENT LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

CUSIP No.: 378979108	SCHEDULE 13D/A	Page 13 of 13

/s/ Israel A. Englander by Simon Lorne pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander